UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL BEGINS DEVELOPMENT OF BULK INGOT MARKET

Chelyabinsk, Russia – July 20, 2017 – Mechel PAO (MOEX: MTLR; NYSE: MTL), a
leading Russian mining and metals company, reports that Chelyabinsk
Metallurgical Plant has cast its first oversize 50-tonne ingot. The new technology for production of bulk ingots from specialty steels will enable
Chelyabinsk Metallurgical Plant to enter a new segment of the oversize product market and make supplies both domestically and internationally.
Bulk ingots are produced by very few companies globally as their production requires equipment capable of simultaneous casting of necessary volumes of quality steel while maintaining special temperatures and speed in pouring steel into a mould. The mould is also technically difficult to produce, with the plant’s mould developed by the plant’s own experts who managed to attain maximum precision in its making.
The plant has produced bulk ingots before, but their maximum weight reached 17.5 tonnes. Chelyabinsk Metallurgical Plant’s 50-tonne ingots will be supplied as billets to Mechel’s another steel facility, Urals Stampings Plant. Urals
Stampings Plant will use them to produce a new type of product — bulk forgings which are highly in demand in mechanical engineering.
“Production of a high-quality 50-tonne ingot is an event of strategic importance for Mechel’s steel division. Today only a few facilities in Russia and abroad can produce such ingots. While streamlining this production process, our experts applied groundbreaking design, engineering and technical solutions. We plan to build on this development, as we see stable demand for this type of product,”
Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.
***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: July 20, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO